Exhibit 99.2

(Printed on Yellow Paper)

THIS LETTER OF TRANSMITTAL AND ELECTION FORM IS FOR USE IN CONNECTION WITH THE PLAN OF ARRANGEMENT INVOLVING NOVADAQ TECHNOLOGIES INC., STRYKER CORPORATION AND STRYKER CANADA OPERATIONS ULC.

THIS LETTER OF TRANSMITTAL AND ELECTION FORM MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, COMPUTERSHARE TRUST COMPANY OF CANADA. IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL AND ELECTION FORM ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

YOU ARE STRONGLY URGED TO READ THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR BEFORE COMPLETING THIS LETTER OF TRANSMITTAL AND ELECTION FORM.

This letter of transmittal and election form (the “Letter of Transmittal and Election Form”) is for use by registered holders (“Registered Shareholders”) of common shares (“Shares”) in the capital of Novadaq Technologies Inc. (the “Company”) in connection with the proposed plan of arrangement (the “Plan of Arrangement”) under the provisions of Section 192 of the Canada Business Corporations Act involving the acquisition of all of the issued and outstanding Shares by Stryker Corporation (the “Purchaser”) through Stryker Canada Operations ULC (“Acquireco”) pursuant to an arrangement agreement among the Company, the Purchaser and Acquireco dated June 16, 2017 (the “Arrangement Agreement”), all as described in the notice of special meeting of shareholders and management information circular (the “Information Circular”) of the Company dated July 6, 2017.

Capitalized terms used but not defined in this Letter of Transmittal and Election Form have the meaning set out in the Information Circular. Copies of the Arrangement Agreement, the Plan of Arrangement and the Information Circular are available on SEDAR under the Company’s profile at www.sedar.com and on the U.S. Securities and Exchange Commission website under the Company’s profile at www.sec.gov or may be obtained from the Company’s website at www.novadaq.com.

This Letter of Transmittal and Election Form is for use by the Registered Shareholders ONLY and is NOT to be used by holders of Shares whose shares are not registered in their name but rather are held by an intermediary on their behalf (“Beneficial Shareholders”, and collectively with the Registered Shareholders, the “Shareholders”).

If you are a Beneficial Shareholder, you should contact your intermediary for instructions and assistance in depositing your Shares and receiving the Consideration (as defined below) for such Shares.

Following the Effective Time, Shareholders will be entitled to receive, in exchange for each Share held, US$11.75 in cash, without interest (the “Consideration”).  No payment of any Consideration will be made prior to the Effective Time. The Consideration is denominated and will be paid in U.S. dollars. However, a Registered Shareholder may prior to the Effective Time elect instead to receive payment in Canadian dollars by completing the election under “Canadian Dollar Currency Election” on page 3 of this Letter of Transmittal and Election Form, in which case such Registered Shareholder will have acknowledged and agreed to the terms set out therein. The U.S. federal income tax consequences of making the Canadian Dollar Currency Election if you are a U.S. Person (as defined in item 14 under “Instructions” below) are complex and you should consult your tax advisor as to those consequences. If you are a Beneficial Shareholder, you should contact your intermediary for instructions and assistance if you intend to elect to receive payment in Canadian dollars.

Notwithstanding the foregoing or any other provision in this Letter of Transmittal and Election Form, in accordance with the Plan of Arrangement, the Company, the Purchaser, Acquireco and/or Computershare Trust Company of Canada, as depositary (the “Depositary” or “Computershare”), shall be entitled to deduct and withhold, or direct the Company, the Purchaser, Acquireco or the Depositary to deduct and withhold on their behalf, from any amount payable to any Shareholder such amounts as the Company, the Purchaser, Acquireco or the Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of any other Law.

The Arrangement is subject to the satisfaction of certain conditions, including, among other things, the approval of the Shareholders at a special meeting of Shareholders (the “Meeting”) scheduled to be held on August 4, 2017 (as it may be postponed or adjourned), court approval and regulatory approvals, including Canadian Competition Act and U.S. Hart-Scott-Rodino approvals. Shareholders should refer to the Information Circular for more information regarding the expected timing for completion, and for other information relating to the Arrangement.

In order for Registered Shareholders to receive the Consideration for their Shares, Registered Shareholders are required to deposit the certificates representing the Shares held by them, along with a validly completed and duly executed Letter of Transmittal and Election Form, with the Depositary. This Letter of Transmittal and Election Form, validly completed and duly signed, together with all other required documents, must accompany all certificates for Shares deposited for payment pursuant to the Plan of Arrangement. Under no circumstances will interest accrue or be paid by the Company, the Purchaser, Acquireco or the Depositary on the Consideration to persons depositing Shares with the Depositary, regardless of any delay in making any payment for the Shares. The Depositary will act as the agent of persons who have deposited Shares pursuant to the Plan of Arrangement for the purpose of receiving and transmitting the Consideration to such persons, and receipt of the Consideration by the Depositary will be deemed to constitute receipt of payment by persons depositing Shares.

If you are a U.S. Person, you must complete an Internal Revenue Service (“IRS”) Form W-9 or, if you are not a U.S. Person but you provide an address in Box “A” that is located within the United States, the applicable IRS Form W-8. See item 14 under “Instructions” herein.

Please read the Information Circular and the instructions set out below carefully before completing this Letter of Transmittal and Election Form. Delivery of this Letter of Transmittal and Election Form to an address other than the addresses as set forth herein will not constitute a valid delivery. If Shares are registered in different names, a separate Letter of Transmittal and Election Form must be submitted for each different Registered Shareholder. See items 4 and 12 under “Instructions” herein.

Please note that the delivery of this Letter of Transmittal and Election Form does not constitute a vote in favour of the Arrangement Resolution or any other matters to be considered at the Meeting. To exercise your right to vote at the Meeting, Registered Shareholders must complete and return the form of proxy that accompanied the Information Circular in accordance with the instructions set out in the Information Circular.

At the Effective Time, whether or not Registered Shareholders deliver this Letter of Transmittal and Election Form, the certificates representing Shares and all other required documentation to the Depositary, Registered Shareholders will cease to be Shareholders of the Company.

Registered Shareholders who do not deliver their Share certificates and all other required documents to the Depositary on or before the sixth (6th) anniversary of the Effective Date will lose their right to receive any Consideration for their Shares.

LETTER OF TRANSMITTAL AND ELECTION FORM

TO:                         Novadaq Technologies Inc. (the “Company”)
Stryker Corporation (the “Purchaser”)
Stryker Canada Operations ULC (“Acquireco”)
Computershare Trust Company of Canada (the “Depositary” or “Computershare”)

CANADIAN DOLLAR CURRENCY ELECTION
(TO BE COMPLETED BY ALL REGISTERED SHAREHOLDERS THAT

WISH TO RECEIVE PAYMENT IN CANADIAN DOLLARS)

This Canadian dollar currency election is only valid if this Letter of Transmittal and Election Form is received by the Depositary prior to the Effective Time.  A Registered Shareholder that delivers a Letter of Transmittal and Election Form to the Depositary after the Effective Time will receive the Consideration to which they are entitled in U.S. Dollars.

By checking the box below, a Registered Shareholder may elect prior to the Effective Time to receive payment in Canadian dollars, less applicable withholdings.

☐

The undersigned Registered Shareholder wishes to receive payment of the cash amount payable to him, her or it for the Deposited Shares (as defined below) pursuant to the Arrangement in Canadian dollars based on the exchange rate available to the Depositary at its typical banking institution on the date the funds are converted.

A Registered Shareholder who does not check the box above, or who does not make an election prior to the Effective Time, will receive payment of any cash amount payable pursuant to the Arrangement in U.S. dollars.

By checking the above box, the undersigned Registered Shareholder acknowledges and agrees that:

1.                          the exchange rate for one U.S. dollar expressed in Canadian dollars will be based on the exchange rate established by the Depositary, in its capacity as foreign exchange service provider, on the date the funds are converted (which may be the Effective Date or any later date and may be a date other than the date the certificate(s) representing the Shares being exchanged are received by the Depositary or the date of issue of payment therefor);

2.                          the risk of any fluctuation in such rate will be borne by the undersigned and any change to the currency exchange rates of the Canadian dollar will be at the sole risk of the Registered Shareholder, and none of the Company, the Purchaser, Acquireco or the Depositary, or their respective affiliates and successors, are responsible for such currency exchange rate fluctuations; and

3.                          the Depositary may earn a commercially reasonable spread between its exchange rate and the rate used by any counterparty from which it purchases the elected currency.

DEPOSIT OF COMMON SHARE CERTIFICATES

The undersigned Registered Shareholder certifies that the undersigned has read the instructions set out herein before completing this Letter of Transmittal and Election Form and upon the terms and subject to the conditions set forth in the Plan of Arrangement, the undersigned hereby deposits with the Depositary for transfer in exchange for the Consideration, the enclosed certificate(s) representing Shares, details of which are as follows: (Please print or type)

DESCRIPTION OF COMMON SHARE CERTIFICATES DEPOSITED

Certificate Number(s)	Name in which Shares are Registered (Please fill in exactly as name(s) appear on certificate(s))	Number of Shares Represented by Certificate

TOTAL:

(If space is not sufficient, please attach a list in the above form.)

☐

Some or all of my Share certificates have been lost, stolen or destroyed. Please review item 7 under “Instructions” herein for the procedure to replace lost or destroyed certificates. (Check box if applicable).

It is understood that following the Effective Date, and upon receipt of (i) this Letter of Transmittal and Election Form validly completed and duly signed, (ii) the certificate(s) representing the Shares deposited herewith (the “Deposited Shares”), and (iii) any other required documentation, the Depositary will send a cheque representing the Consideration to the undersigned in accordance with the delivery instructions provided in Box “C” or hold the same for pick-up as indicated in Box “B”.

The Arrangement provides that any certificate formerly representing Shares not duly surrendered on or before the sixth (6th) anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares of any kind or nature against or in the Company, the Purchaser or Acquireco. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Company, the Purchaser or Acquireco, as applicable, and shall be paid over by the Depositary to the Company, the Purchaser or Acquireco, as applicable, or as directed by the Company, the Purchaser or Acquireco, as applicable. Any payment made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Time, and any right or claim to payment under the Plan of Arrangement that remains outstanding on the sixth (6th) anniversary of the Effective Time, shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the Consideration pursuant to the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Company, the Purchaser or Acquireco, as applicable, for no consideration.

AUTHORIZATION

The undersigned registered holder(s) of the above listed Deposited Shares hereby:

1.                                      represents and warrants that the undersigned (i) is, and will immediately prior to the Effective Time be, the legal owner and registered holder of the Deposited Shares; (ii) has, and will immediately prior to the Effective Time have, good title to the rights represented by the above mentioned certificates free and clear of all liens, charges, encumbrances, hypothecs, adverse claims, security interests and equities, together with all rights and benefits; (iii) has full power and authority to execute and deliver this Letter of Transmittal and Election Form and to deposit, sell, assign, transfer and deliver the certificates representing the Deposited Shares and that, when the Consideration is delivered, Aquireco will acquire good title to such Deposited Shares free and clear of all liens, charges, encumbrances, hypothecs, adverse claims, security interests and equities and none of the Company, the Purchaser, Acquireco or the Depositary or any of their respective affiliates or successors will be subject to any adverse claim in respect of such Deposited Shares; (iv) has not sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares to any other person; (v) unless the undersigned shall have revoked this Letter of Transmittal and Election Form by notice in writing to the Depositary by no later than 10:00 a.m. (Toronto time) on the Business Day preceding the date of the Meeting or, if the Meeting is adjourned or postponed, on the Business day preceding the date of the reconvened or postponed Meeting, the undersigned will not, prior to such time, transfer or permit to be transferred any of such Deposited Shares except pursuant to the Plan of Arrangement; and (vi) will execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing Deposited Shares for the Consideration the undersigned is entitled to receive;

2.                                      represents and warrants that the surrender of the undersigned’s Deposited Shares complies with applicable Laws and that the information provided herein is true, accurate and complete as of the date hereof;

3.                                      acknowledges receipt of the Information Circular;

4.                                      acknowledges that the covenants, representations and warranties of the undersigned contained herein shall survive the completion of the Arrangement;

5.                                      acknowledges that the delivery of the Deposited Shares shall be effected and the risk of loss and title to such Deposited Shares shall pass only upon proper receipt thereof by the Depositary;

6.                                      acknowledges that the Depositary will act as the agent of persons, including the undersigned, who have deposited Shares pursuant to the Plan of Arrangement for the purpose of receiving and transmitting the Consideration to such persons, and receipt of the Consideration by the Depositary will be deemed to constitute receipt of payment by persons depositing Shares;

7.                                      acknowledges that the Company, the Purchaser and/or Acquireco may be required to disclose personal information in respect of the undersigned and consents to disclosure of personal information in respect of the undersigned to (i) stock exchanges or securities regulatory authorities, (ii) the Depositary, (iii) any of the parties to the Arrangement, and (iv) legal counsel to any of the parties to the Arrangement;

8.                                      acknowledges that all authority conferred, or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned;

9.                                      acknowledges that none of the Company, the Purchaser and/or Acquireco nor any of their directors, officers, advisors or representatives are responsible for the proper completion of this Letter of Transmittal and Election Form;

10.                               by virtue of the execution of this Letter of Transmittal and Election Form, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Shares deposited pursuant to the Plan of Arrangement will be determined by Acquireco in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on the Company, the Purchaser, Acquireco, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice;

11.                               pursuant to the rules of the Canadian Payments Association, a CDN$25 million ceiling has been established on cheques, bank drafts and other paper based payments processed through Canada’s clearing system. The undersigned hereby acknowledges that payments in excess of CDN$25 million will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System (LVTS) Rules established by the Canadian Payments Association; and

12.                               acknowledges that the undersigned will receive the Consideration in U.S. dollars unless the undersigned elects in this Letter of Transmittal and Election Form which is received by the Depositary prior to the Effective Time to receive payment of the cash amount payable pursuant to the Arrangement in Canadian dollars by making an election to that effect by checking the box under “Canadian Dollar Currency Election” on page 3. If the undersigned does not make such an election in the Letter of Transmittal and Election Form, the undersigned will receive payment in U.S. dollars. The exchange rate that will be used to convert payments from U.S. dollars into Canadian dollars will be the rate established by Computershare, in its capacity as foreign exchange service provider to the Company, on the date the funds are converted, which rate will be based on the prevailing market rate on the date the funds are converted. Any change to the currency exchange rates of the Canadian dollar will be at the sole risk of the undersigned that made such election and none of the Company, the Purchaser, Acquireco or the Depositary, or their respective affiliates and successors, are responsible for such currency exchange rate fluctuations.

Except for any proxy deposited with respect to the vote on the Arrangement Resolution in connection with the Meeting, the undersigned hereby revokes any and all authority, other than as granted in this Letter of Transmittal and Election Form, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise will be granted with respect to such Deposited Shares.

The undersigned surrenders to Acquireco, effective at the Effective Time, all right, title and interest in and to the Deposited Shares and irrevocably appoints and constitutes Acquireco as lawful attorney of the undersigned, with the full power of substitution to deliver the certificate(s) representing the Deposited Shares pursuant to the Plan of Arrangement and to effect the transfer of the Deposited Shares on the books of the Company.

Subject to the CDN$25 million ceiling described in item 11 above, following completion of the Arrangement, the undersigned hereby directs and instructs the Depositary to issue or to cause to be issued the cheque representing the Consideration for the Deposited Shares promptly after the Effective Time and to mail such cheque by first-class mail posted prepaid, to the undersigned or to hold such cheque for pick-up in accordance with instructions given herein. If no address is provided by the undersigned in this Letter of Transmittal and Election Form, the undersigned acknowledges and agrees that a cheque will be forwarded to the last address of the undersigned as it appears on the register of the Company.

By reason of the use by the undersigned of an English language form of Letter of Transmittal and Election Form, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as entered into through this Letter of Transmittal and Election Form, as well as any documents related thereto, be drawn exclusively in the English language. En utilisant la version anglaise de la présente lettre d’envoi, le soussigné est réputé avoir demandé que tout contrat attesté par l’arrangement, tel qu’il est accepté au moyen de cette lettre d’envoi, de même que tous les documents qui s’y rapportant soient rédigés exclusivement en anglais.

If the Arrangement is not completed or does not proceed, the enclosed certificate(s) representing the Deposited Shares will be returned forthwith to the undersigned in accordance with the delivery instructions in this Letter of Transmittal and Election Form, or failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the register of the Company.

It is acknowledged and understood that the undersigned will not receive payment in respect of the Deposited Shares until the certificate(s) representing the Deposited Shares, if applicable, owned by the undersigned are received by the Depositary at one of the addresses set forth below, together with such additional documents as the Depositary may require, and until the same are processed for payment by the Depositary. It is further acknowledged and understood that the undersigned shall not be entitled to receive any consideration with respect to the Deposited Shares other than the Consideration to which the undersigned is entitled in accordance with, and subject to completion of, the Arrangement and, for greater certainty, the undersigned will not be entitled to receive any interest, dividends, premium or other payment in connection with the Arrangement. The undersigned further represents and warrants that the payment of the Consideration in respect of Deposited Shares will completely discharge any obligations of the Company, the Purchaser, Acquireco and the Depositary with respect to the matters contemplated by this Letter of Transmittal and Election Form.

The certificate(s) described above are enclosed and the Registered Shareholder irrevocably deposits the above-mentioned certificates for the Deposited Shares in exchange for the Consideration to which such holder is entitled pursuant to the Plan of Arrangement. The Registered Shareholder transmits the certificate(s) described above representing the Deposited Shares to be dealt with in accordance with this Letter of Transmittal and Election Form. Beneficial Shareholders should contact their intermediary (i.e. broker, investment dealer, trust company, bank or other registered holder) for instructions and assistance in receiving the Consideration for their Shares.

This Letter of Transmittal and Election Form will be construed in accordance with and governed by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. The Registered Shareholder covered by this Letter of Transmittal and Election Form irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto, and waives objection to the venue of any proceedings in such court or that such court provides an inconvenient forum.

PLEASE COMPLETE BOX “A” AND EITHER BOX “B” OR BOX “C”.

SEE ITEM 6 UNDER “INSTRUCTIONS” BELOW.

BOX “A”

ISSUE CHEQUE IN THE NAME OF:

(to be completed by all Registered Shareholders)

(please print or type)

Name

Street Address and Number

City and Province or State

Country and Postal (or Zip) Code

Telephone (Business Hours)

Taxpayer Identification, Social Insurance or Social Security Number

BOX “B”

PICK-UP INSTRUCTIONS

☐

HOLD the cheque FOR PICK-UP at the office of the Depositary where the Shares were deposited.

OR

BOX “C”

SEND CHEQUE
(unless BOX “B” is checked) TO:

(please print or type)

Name

Street Address and Number

City and Province or State

Country and Postal (or Zip) Code

BOX “D”

SIGNATURE GUARANTEE

Signature guaranteed by:
(if required under item 1 under “Instructions”)

Authorized Signature of Guarantor

Name of Guarantor (please print or type)

Address of Guarantor (please print or type)

Area Code and Telephone Number (please print or type)

BOX “E”

SIGNATURE

(to be completed by all Registered Shareholders)

Date:

Signature of Registered Shareholder or Authorized Representative (See item 4 under “Instructions”)

Name of Registered Shareholder (please print or type)

Taxpayer Identification, Social Insurance or Social Security Number of Registered Shareholder (please print or type)

Name of Authorized Representative, if applicable (please print or type)

Daytime Telephone Number of Registered Shareholder or Authorized Representative

Daytime Facsimile Number of Registered Shareholder or Authorized Representative

BOX “F”

Indicate whether you are a U.S. Person (as defined below)
 or are acting on behalf of a U.S. Person or are providing an address in Box “A” that is located within the United States.

(to be completed by all Registered Shareholders — please check the appropriate box)

☐	The owner signing above represents that it is not a U.S. Person and is not acting on behalf of a U.S. Person;

OR

☐	The owner signing above represents that it is a U.S. Person or is acting on behalf of a U.S. Person or is providing an address in Box “A” that is located within the United States.

A “U.S. Person” is defined in item 14 under “Instructions” below. If you are a U.S. Person or are acting on behalf of a U.S. Person, then in order to avoid backup withholding of U.S. federal income tax, you must provide a complete IRS Form W-9 included below or otherwise provide certification that the U.S. Person is exempt from backup withholding, as provided in the instructions (see item 14 under “Instructions” below). If you are not a U.S. Person but you provide an address in Box “A” that is located within the United States, you must complete an appropriate IRS Form W-8.

INSTRUCTIONS

1.                                      Guarantee of Signatures

The signature guarantee on this Letter of Transmittal and Election Form is not required if: (a) this Letter of Transmittal and Election Form is signed by the registered owner(s) of the Deposited Share certificate(s) transmitted by this Letter of Transmittal and Election Form, unless the cheque representing the Consideration is to be delivered to a person other than the registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of the Company, or (b) the Deposited Shares are transmitted for the account of a Canadian chartered bank, a United States commercial bank, a Canadian or United States trust company, a member of a recognized stock exchange in Canada, the Investment Industry Regulatory Organization of Canada, a registered national securities exchange in the United States or the National Association of Securities Dealers Inc. (each, an “Eligible Institution”). In all other cases, all signatures on this Letter of Transmittal and Election Form must be guaranteed by an Eligible Institution, by a member of a recognized Medallion Guarantee Program (Securities Transfer Association Medallion Program, Stock Exchange Medallion Program or New York Stock Exchange Inc. Medallion Signature Program) or in some other manner satisfactory to the Depositary. See also item 4 under “Instructions” below.

2.                                      Delivery of Letter of Transmittal and Election Form and Certificates

This Letter of Transmittal and Election Form is to be completed by the holder of the certificate(s) representing Deposited Shares submitted with this Letter of Transmittal and Election Form. Certificates of all physically delivered Deposited Shares, as well as a properly completed and duly executed Letter of Transmittal and Election Form in the appropriate form, should be received by the Depositary at one of the addresses set forth on the last page hereof in order to facilitate prompt delivery of the Consideration commencing on or after the Effective Date. The method of delivery of the certificate(s) representing Deposited Shares is at the option and risk of the person transmitting the certificate(s). The Company, the Purchaser and Acquireco recommend that these documents be delivered by hand to the Depositary and a receipt be obtained for the documents or, if mailed, that registered mail be used (with proper insurance and an acknowledgment of receipt requested). Delivery of these documents will be deemed effective only when such documents are actually received.

3.                                      Inadequate Space

If the space provided in this Letter of Transmittal and Election Form is inadequate, the certificate number(s) and the number of Deposited Shares represented by the certificate(s) should be listed on a separate list attached to this Letter of Transmittal and Election Form, which separate list must be signed by the Registered Shareholder.

4.                                      Signatures on Letter of Transmittal and Election Form, Powers and Endorsements

If this Letter of Transmittal and Election Form is signed by the registered owner of the Deposited Share certificate(s) transmitted by this Letter of Transmittal and Election Form, the signature(s) must correspond with the name(s) as written on the face of the certificate(s) without alteration, enlargement or any change whatsoever. If any of the Deposited Shares transmitted by this Letter of Transmittal and Election Form are held of record by two or more joint owners, all the owners must sign this Letter of Transmittal and Election Form. If any transmitted Deposited Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal and Election Forms (or other required forms) as there are different registrations or certificates. If this Letter of Transmittal and Election Form or any certificates or powers are signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or any other person acting in a fiduciary or representative capacity, those persons should so indicate when signing and proper evidence satisfactory to the Depositary of their authority to act should be submitted. If this Letter of Transmittal and Election Form is signed by the registered owner(s) evidenced by the certificate(s) listed and submitted with this Letter of Transmittal and Election Form, no endorsements of certificates or separate powers are required unless the cheque(s) are to be issued to a person other than the registered owner(s). Signatures on those certificate(s) or powers must be guaranteed in the manner specified in item 1 under “Instructions” below. If this Letter of Transmittal and Election Form is signed by a person other than the registered owner(s) evidenced by certificate(s) listed and submitted by this Letter of Transmittal and Election Form, the certificate(s) must be endorsed or accompanied by appropriate share transfer or stock transfer powers, in either case signed exactly as the name or names of the registered owner(s) appear on the certificate(s). Signatures on such certificate(s) or powers must be guaranteed in the manner specified in item 1 under “Instructions” below.

5.                                      Fiduciaries, Representations and Authorizations

Where this Letter of Transmittal and Election Form or any share transfer power(s) of attorney are executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal and Election Form must be accompanied by satisfactory evidence of authority to act. Either the Purchaser, Acquireco or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

6.                                      Payment and Delivery Instructions

The cheque representing the Consideration to be delivered in exchange for the Deposited Shares will be issued in the name of the person indicated in Box “A” and delivered to the address indicated in Box “C”. If the cheque representing the Consideration is to be held for pick-up at the offices of the Depositary, complete Box “B”. If Box “A” is not completed, the cheque representing the Consideration issued in exchange for the Deposited Shares will be issued in the name of the registered holder of the Deposited Shares as it appears on the register of the Company.

If neither Box “B” nor Box “C” is completed, the cheque representing the Consideration issued in exchange for the Deposited Shares will be mailed to the address of the registered holder of the Deposited Shares as it appears on the register of the Company. Any cheque mailed in accordance with this Letter of Transmittal and Election Form will be deemed to be delivered at the time of mailing.

7.                                      Lost, Destroyed and Stolen Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal and Election Form should be completed as fully as possible and forwarded, together with an affidavit describing the loss, to the Depositary. The Depositary and/or the registrar and transfer agent for the Shares will respond with the replacement requirements (which include a bonding or indemnifying requirement) that must be properly completed and returned prior to effecting the exchange of Shares for the Consideration.

8.                                      Requests for Assistance

The Depositary or your securities broker, financial institution, trustee, custodian or other nominee can assist you in completing this Letter of Transmittal and Election Form (see the back page of this Letter of Transmittal and Election Form for addresses and telephone numbers of the Depositary).

9.                                      Correction of or Change in Name

For a correction of name or for a change in name which in either case does not involve a change in ownership, proceed as follows: (i) for a change of name by marriage, etc., the surrendered certificate(s) representing Deposited Shares should be endorsed, e.g., “Mary Doe, now by marriage Mrs. Mary Jones,” with the signature guaranteed by an Eligible Institution; and (ii) for a correction in name, the surrendered certificate(s) should be endorsed, e.g., “James E. Brown, incorrectly inscribed as J.E. Brown,” with the signature guaranteed by an Eligible Institution. See items 1 and 4 under “Instructions” below.

10.                               Late Delivery

Registered Shareholders must submit a properly completed Letter of Transmittal and Election Form and certificate(s) on or before the sixth (6th) anniversary of the Effective Date to avoid losing their entitlement to the Consideration to be paid under the Arrangement.

11.                               Return of Certificates

If the Arrangement does not proceed for any reason, any certificate(s) for Deposited Shares received by the Depositary will be returned to you forthwith in accordance with your delivery instructions in Box “B” or Box “C”, as applicable, or, failing such address being specified, to the Registered Shareholder at the last address of the Registered Shareholder as it appears on the register of the Company.

12.                               Miscellaneous

(a)                                 If Deposited Shares are registered in different forms (e.g. “Joe Doe” and “J. Doe”), a separate Letter of Transmittal and Election Form should be signed for each different registration.

(b)                                 No alternative, conditional or contingent deposits will be accepted. All Registered Shareholders, by execution of this Letter of Transmittal and Election Form, waive any right to receive any notice of acceptance of Deposited Shares for payment.

(c)                                  Before completing this Letter of Transmittal and Election Form, Registered Shareholders are urged to read the accompanying Information Circular.

(d)                                 Additional copies of the Information Circular and this Letter of Transmittal and Election Form may be obtained from the Depositary at its office at the address specified on the last page hereof. This Letter of Transmittal and Election Form is also available on the SEDAR website at www.sedar.com under the Company’s profile.

(e)                                  The Purchaser and Acquireco, subject to the consent of the Depositary, reserve the right to waive or not to waive any and all errors or other deficiencies in any Letter of Transmittal and Election Form or other document and any such waiver or non-waiver will be binding upon the affected Registered Shareholders. The granting of a waiver to one or more Registered Shareholders does not constitute a waiver for any other Registered Shareholders.

(f)                                   The Company, the Purchaser and Acquireco reserve the right to demand strict compliance with the terms of the Letters of Transmittal and Election Form and the Arrangement.

13.                               Privacy Notice

The Depositary is committed to protecting personal information. In the course of providing services, the Depositary receives non-public personal information about shareholders from transactions the Depositary performs, forms a shareholder may send to the Depositary or other communications the Depositary may have with a shareholder and its representatives. This information could include a shareholder’s name, address, social insurance number, securities holdings and other financial information. The Depositary uses this to administer a shareholder’s account, to better serve client needs and for other lawful purposes relating to its services. The Depositary has prepared a Privacy Code to tell shareholders more about its information practices and how their privacy is protected. It is available at the Depositary’s website, at www.computershare.com, or by writing to the Depositary at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. The Depositary will use any information a Shareholder provides with this Letter of Transmittal and Election Form in order to process a Shareholder’s request and will consider a Shareholder’s submission of this Letter of Transmittal and Election Form as its consent to the above.

14.                               U.S. Federal Income Tax and Backup Withholding — Form Instructions

The following does not constitute a summary of the tax consequences of the Arrangement and Registered Shareholders should review the discussion in the Information Circular under the heading “Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada” and “Certain United States Federal Income Tax Considerations” and consult with their own tax advisors regarding the tax consequences of the Arrangement.

Each U.S. Person (as defined below) is required to provide the Depositary with a correct Taxpayer Identification Number (“TIN”) on the IRS Form W-9 which is provided herein, and to make certain certifications, including that such U.S. Person is not subject to backup withholding of U.S. federal income tax. Failure to provide the information in the IRS Form W-9 may subject a U.S. Person to penalties imposed by the IRS and 28% federal income tax withholding on any consideration subject to tax due to such holder in connection with the Arrangement. Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained by the holder from the IRS, provided that the required information is timely furnished to the IRS. The Depositary cannot refund amounts withheld by reason of backup withholding. Failure to provide a correct TIN may result in additional fines. More serious penalties may be imposed for providing false information which, if wilfully done, may result in fines and/or imprisonment.

You are a “U.S. Person” if you are (a) an individual citizen or resident alien of the United States as determined for U.S. federal income tax purposes; (b) a corporation (including an entity taxable as a corporation) or partnership created or organized in the United States or under the Laws of the United States or any state or the District of Columbia; (c) an estate, the income of which is subject to United States federal income tax regardless of its source; or (d) a trust if: (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. Persons have the authority to control all substantial decisions of the trust; or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. Person.

The U.S. federal income tax consequences of making the Canadian Dollar Currency Election if you are a U.S. Person are complex and you should consult your tax advisor as to those consequences.

Certain U.S. Persons (including, among others, U.S. Persons that are corporations) are generally not subject to backup withholding of U.S. federal income tax but may be required to provide evidence of an exemption.  A U.S. Person that is so exempt should indicate its exempt status on Line 4 of IRS Form W-9.

To prevent possible erroneous backup withholding, the exempt U.S. Person must enter its correct TIN or Employer Identification Number in the IRS Form W-9 and sign and date the form.

If a U.S. Person has not been issued a TIN and has applied for one or intends to apply for one in the near future, such holder should write “Applied For” in the space provided for the TIN in the IRS Form W-9, and sign and date the IRS Form W-9. If “Applied For” is written in the IRS Form W-9 and the Depositary is not provided with a TIN within 60 days, the Depositary may withhold 28% of all consideration due to such holder in connection with the Arrangement until a TIN is provided to the Depositary.

If the IRS Form W-9 is not applicable to a holder because such holder is not a U.S. Person, but such holder provides an address that is located within the United States, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalty of perjury to avoid U.S. federal backup withholding. An appropriate IRS Form W-8 (W-8BEN, W-8ECI or other form) may be obtained at http://www.irs.gov.

A U.S. PERSON WHO FAILS TO PROPERLY COMPLETE THE IRS FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL AND ELECTION FORM OR THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO PENALTIES IMPOSED BY THE IRS AND BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS OR TRANSFERS MADE TO SUCH HOLDER PURSUANT TO THE ARRANGEMENT. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY TIMELY FILING A CLAIM FOR REFUND WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

EACH HOLDER OF SHARES IS URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR TO DETERMINE WHETHER SUCH HOLDER IS REQUIRED TO FURNISH AN IRS FORM W-9 OR THE APPROPRIATE IRS FORM W-8 OR IS EXEMPT FROM BACKUP WITHHOLDING AND INFORMATION REPORTING.

requester. Do not certain entities, not individuals; see Exempt payee code (if any) TIN on page 3. or Under penalties of perjury, I certify that: 1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and 2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and 3. I am a U.S. citizen or other U.S. person (defined below); and 4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct. Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 3. U.S. person a Date a General Instructions Section references are to the Internal Revenue Code unless otherwise noted. Future developments. Information about developments affecting Form W-9 (such as legislation enacted after we release it) is at www.irs.gov/fw9. Purpose of Form An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following: • Form 1099-INT (interest earned or paid) • Form 1099-DIV (dividends, including those from stocks or mutual funds) • Form 1099-MISC (various types of income, prizes, awards, or gross proceeds) • Form 1099-B (stock or mutual fund sales and certain other transactions by brokers) • Form 1099-S (proceeds from real estate transactions) • Form 1099-K (merchant card and third party network transactions) • Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition) • Form 1099-C (canceled debt) • Form 1099-A (acquisition or abandonment of secured property) Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN. If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding? on page 2. By signing the filled-out form, you: 1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued), 2. Certify that you are not subject to backup withholding, or 3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and 4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See What is FATCA reporting? on page 2 for further information. Form W-9 (Rev. 12-2014) Cat. No. 10231X 17-15973-4 C2.1 P20 Sign Here Signature of Note. If the account is in more than one name, see the instructions for line 1 and the chart on page 4 for guidelines on whose number to enter. Employer identification number – Part II Certification Form W-9 (Rev. December 2014) Department of the Treasury Internal Revenue Service Request for Taxpayer Identification Number and Certification Give Form to the send to the IRS. Print or type See Specific Instructions on page 2. 1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank. 2 Business name/disregarded entity name, if different from above 3 Check appropriate box for federal tax classification; check only one of the following seven boxes: Individual/sole proprietor or C Corporation S Corporation PartnershipTrust/estate single-member LLC Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) a Note. For a single-member LLC that is disregarded, do not check LLC; check the appropriate box in the line above for the tax classification of the single-member owner. 4 Exemptions (codes apply only to instructions on page 3): Exemption from FATCA reporting code (if any) (Applies to accounts maintained outside the U.S.) Other (see instructions) a 5 Address (number, street, and apt. or suite no.) Requester’s name and address (optional) 6 City, state, and ZIP code 7 List account number(s) here (optional) Part I Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a Social security number – –

Page 2 Form W-9 (Rev. 12-2014) Note. If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9. Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are: • An individual who is a U.S. citizen or U.S. resident alien; • A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States; • An estate (other than a foreign estate); or • A domestic trust (as defined in Regulations section 301.7701-7). Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners’ share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income. In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States: • In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity; • In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and • In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust. Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities). Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes. If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items: 1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien. 2. The treaty article addressing the income. 3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions. 4. The type and amount of income that qualifies for the exemption from tax. 5. Sufficient facts to justify the exemption from tax under the terms of the treaty article. Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption. If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233. Backup Withholding What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding. You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return. Payments you receive will be subject to backup withholding if: 1. You do not furnish your TIN to the requester, 2. You do not certify your TIN when required (see the Part II instructions on page 3 for details), 3. The IRS tells the requester that you furnished an incorrect TIN, 4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or 5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only). Certain payees and payments are exempt from backup withholding. See Exempt payee code on page 3 and the separate Instructions for the Requester of Form W-9 for more information. Also see Special rules for partnerships above. What is FATCA reporting? The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code on page 3 and the Instructions for the Requester of Form W-9 for more information. Updating Your Information You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies. Penalties Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect. Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty. Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment. Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties. Specific Instructions Line 1 You must enter one of the following on this line; do not leave this line blank. The name should match the name on your tax return. If this Form W-9 is for a joint account, list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. a. Individual. Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name. Note. ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application. b. Sole proprietor or single-member LLC. Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or “doing business as” (DBA) name on line 2. c. Partnership, LLC that is not a single-member LLC, C Corporation, or S Corporation. Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2. d. Other entities. Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2. e. Disregarded entity. For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a “disregarded entity.” See Regulations section 301.7701-2(c)(2)(iii). Enter the owner's name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2, “Business name/disregarded entity name.” If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN. 17-15973-4 C2.1 P21

Page 3 Form W-9 (Rev. 12-2014) Line 2 If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2. Line 3 Check the appropriate box in line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box in line 3. Limited Liability Company (LLC). If the name on line 1 is an LLC treated as a partnership for U.S. federal tax purposes, check the “Limited Liability Company” box and enter “P” in the space provided. If the LLC has filed Form 8832 or 2553 to be taxed as a corporation, check the “Limited Liability Company” box and in the space provided enter “C” for C corporation or “S” for S corporation. If it is a single-member LLC that is a disregarded entity, do not check the “Limited Liability Company” box; instead check the first box in line 3 “Individual/sole proprietor or single-member LLC.” Line 4, Exemptions If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space in line 4 any code(s) that may apply to you. Exempt payee code. • Generally, individuals (including sole proprietors) are not exempt from backup withholding. • Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends. • Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions. • Corporations are not exempt from backup withholding with respect to attorneys' fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC. The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4. 1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2) 2—The United States or any of its agencies or instrumentalities 3—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities 4—A foreign government or any of its political subdivisions, agencies, or instrumentalities 5—A corporation 6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession 7—A futures commission merchant registered with the Commodity Futures Trading Commission 8—A real estate investment trust 9—An entity registered at all times during the tax year under the Investment Company Act of 1940 10—A common trust fund operated by a bank under section 584(a) 11—A financial institution 12—A middleman known in the investment community as a nominee or custodian 13—A trust exempt from tax under section 664 or described in section 4947 The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13. 2 However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency. Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with “Not Applicable” (or any similar indication) written or printed on the line for a FATCA exemption code. A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37) B—The United States or any of its agencies or instrumentalities C—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i) E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i) F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state G—A real estate investment trust H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940 I—A common trust fund as defined in section 584(a) J—A bank as defined in section 581 K—A broker L—A trust exempt from tax under section 664 or described in section 4947(a)(1) M—A tax exempt trust under a section 403(b) plan or section 457(g) plan Note. You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed. Line 5 Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. Line 6 Enter your city, state, and ZIP code. Part I. Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below. If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN. If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited Liability Company (LLC) on this page), enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN. Note. See the chart on page 4 for further clarification of name and TIN combinations. How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676). If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester. Note. Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon. Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8. 1 See Form 1099-MISC, Miscellaneous Income, and its instructions. 17-15973-4 C2.1 P22 IF the payment is for . . . THEN the payment is exempt for . . . Interest and dividend payments All exempt payees except for 7 Broker transactions Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012. Barter exchange transactions and patronage dividends Exempt payees 1 through 4 Payments over $600 required to be reported and direct sales over $5,0001 Generally, exempt payees 1 through 52 Payments made in settlement of payment card or third party network transactions Exempt payees 1 through 4

Page 4 Form W-9 (Rev. 12-2014) Part II. Certification To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, or 5 below indicate otherwise. For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see Exempt payee code earlier. Signature requirements. Complete the certification as indicated in items 1 through 5 below. 1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification. 2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form. 3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification. 4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations). 5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification. What Name and Number To Give the Requester 3 You must show your individual name and you may also enter your business or DBA name on the “Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN. 4 List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships on page 2. *Note. Grantor also must provide a Form W-9 to trustee of trust. Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed. Secure Your Tax Records from Identity Theft Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund. To reduce your risk: • Protect your SSN, • Ensure your employer is protecting your SSN, and • Be careful when choosing a tax preparer. If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter. If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039. For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance. Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059. Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft. The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts. If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.ftc.gov/idtheft or 1-877-IDTHEFT (1-877-438-4338). Visit IRS.gov to learn more about identity theft and how to reduce your risk. 1 Privacy Act Notice Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information. 1 List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished. Circle the minor’s name and furnish the minor’s SSN. 2 17-15973-4 C2.1 P23 For this type of account: Give name and SSN of: 1. Individual 2. Two or more individuals (joint account) 3. Custodian account of a minor (Uniform Gift to Minors Act) 4. a. The usual revocable savings trust (grantor is also trustee) b. So-called trust account that is not a legal or valid trust under state law 5. Sole proprietorship or disregarded entity owned by an individual 6. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulations section 1.671-4(b)(2)(i) (A)) The individual The actual owner of the account or, if combined funds, the first 1 individual on the account The minor2 The grantor-trustee The actual owner1 The owner3 The grantor* For this type of account: Give name and EIN of: 7. Disregarded entity not owned by an individual 8. A valid trust, estate, or pension trust 9. Corporation or LLC electing corporate status on Form 8832 or Form 2553 10. Association, club, religious, charitable, educational, or other tax-exempt organization 11. Partnership or multi-member LLC 12. A broker or registered nominee 13. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments 14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulations section 1.671-4(b)(2)(i) (B)) The owner Legal entity4 The corporation The organization The partnership The broker or nominee The public entity The trust

THE DEPOSITARY FOR THE ARRANGEMENT IS:

COMPUTERSHARE TRUST COMPANY OF CANADA

By Mail:

Computershare Trust Company of Canada

P.O. Box 7021

31 Adelaide Street East

Toronto, Ontario

M5C 3H2

Attention: Corporate Actions

By Registered Mail, Hand or Courier:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario

M5J 2Y1

Attention: Corporate Actions

Toll Free: 1-800-564-6253 (Canada and U.S.)

Telephone: 1-514-982-7555 (Outside North America)

E-Mail: corporateactions@computershare.com